Exhibit 99.1

Subsidiary of Pinnacle Food Group Limited Enters into Biotechnology Research Collaboration Agreement

Vancouver, Canada, January 28, 2026 - Pinnacle Food Group Limited (Nasdaq: PFAI), a technology-driven smart farming and bio-engineering company, providing integrated farming-as-a-service solutions and developing biology-enabled platforms to support efficient and sustainable food systems, today announced that its wholly owned subsidiary, Pinnacle Food AgTech HK Limited, has entered into a research and technology collaboration agreement with Bioboost Synbio Consulting Inc., a biotechnology consulting company based in Vancouver, Canada.

Under the agreement, the parties will collaborate on biotechnology and precision fermentation research applications, including research activities related to recombinant human lactoferrin (rhLF), a naturally occurring protein found in human milk that is recognized for its potential applications in health, nutrition, and functional food development. The collaboration will also include technical consulting services, ecosystem scouting, and the evaluation of research directions and technical feasibility, including but not limited to areas related to agricultural technology, food technology and biotechnology.

The Company believes that this collaboration is consistent with its ongoing research and technology development efforts in smart agriculture and advanced fermentation, and is intended to advance technical understanding and research capabilities in these areas.

Commenting on the collaboration, Jiulong You, Chief Executive Officer of Pinnacle Food Group Limited, stated: “This collaboration represents an important step in strengthening our research capabilities in precision fermentation and advanced biotechnology. By working with experienced research partners, we aim to explore the technical potential of innovative bioproducts and deepen our understanding of how emerging technologies can support the future of agriculture, food, and nutrition.”

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the U.S. federal securities laws, including statements regarding the Company’s expectations, research objectives, and the anticipated scope and implications of the collaboration. These forward-looking statements are based on current expectations and assumptions and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. The Company undertakes no obligation to update any forward-looking statements, except as required by applicable law.

Investor Relations Contact

Jiulong You

Email: ir@pinnaclefoodinc.com

Phone: +1 (604) 727-7204